Exhibit 99.6

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Tel. : +44 (0)207 719 7962

Fax : +44 (0)207 719 7959

Martin DEFFONTAINES

Karine KACZKA

Magali PAILHE

Patrick GUENKEL

Robert HAMMOND (U.S.)

Tel. : +1 713-483-5070

Fax : +1 713-483-5629

TOTAL S.A.

Capital 5 945 861 837,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Paris, July 30, 2014

Second quarter and first half 2014 results1

	2Q14	Change vs 2Q13	1H14	Change vs 1H13
Adjusted net income[2]
— in billions of dollars (B$)	3.2	-12%	6.5	-11%
— in dollars per share	1.38	-12%	2.84	-11%

Net income3 of 3.1 B$ in 2Q14 and 6.4 B$ in 1H14

Net-debt-to-equity ratio of 27.1% at June 30, 2014

Hydrocarbon production of 2,054 kboe/d in 2Q14

Interim dividend for 2Q14 of 0.61 €/share payable in December 20144

Commenting on the results, Chairman and CEO Christophe de Margerie said:

“Growing geopolitical tensions marked the second quarter environment and, despite the stability of the Brent price, drew attention to the sensitive balance of the oil markets.

In this context, the Group reported adjusted net income of $3.2 billion, slightly less than in the previous quarter, essentially due to exceptionally heavy maintenance in the Upstream. The highlight of the quarter was the start-up of CLOV in deep-offshore Angola, which demonstrates yet again the excellence of the Group in major project management. Going forward, we are fully mobilized and focused on starting up the next set of operated projects. In addition, the final investment decisions to launch Kaombo in Angola and Edradour in the UK, approved only after rigorous cost reductions, illustrate the Group’s capital discipline and strengthen its production profile through 2017.

The Group performed relatively well in the downstream, despite an unfavorable environment for refining and marketing in Europe and scheduled turnarounds for maintenance on several sites.

Every segment is playing a role in optimizing the asset portfolio. The sales of Shah Deniz in Azerbaijan, the coal mines in South Africa and Totalgaz have been announced. Finally, all the segments have progressed in setting detailed cost reduction targets within the framework of the 3-year plan announced at the beginning of the year. This plan, which is essential to the Group’s performance and in keeping with the commitments on safety and environment, will bear its first fruits in 2015.”

[1]	TOTAL changed the presentation currency of the Group’s Consolidated Financial Statements from the euro to the US dollar, effective January 1, 2014, to make its financial information more readable by better reflecting the performance of its activities, which are carried out mainly in US dollars. Comparative 2013 information has been restated.
[2]	Definition of adjusted results on page 2 – euro amounts represent dollar amounts converted at the average €-$ exchange rate for the period: 1.3711 $/€ in the second quarter 2014, 1.3062 $/€ in the second quarter 2013, 1.3696 $/€ in the first quarter 2014, 1.3703 $/€ in the first half 2014 and 1.3134 $/€ in the first half 2013.
[3]	Group share.
[4]	The ex-dividend date will be December 15, 2014, and the payment date will be December 17, 2014.

• Key figures5

2Q14	1Q14	2Q13	2Q14 vs 2Q13	Expressed in millions dollars except earnings per share and number of shares	1H14	1H13	1H14 vs 1H13
62,561	60,687	61,345	+2%	Sales	123,248	124,906	-1%
5,583	6,182	6,708	-17%	Adjusted operating income from business segments	11,765	14,211	-17%
3,824	3,699	4,005	-5%	Adjusted net operating income from business segments	7,523	8,031	-6%
3,051	3,092	3,041	—	• Upstream	6,143	6,298	-2%
401	346	518	-23%	• Refining & Chemicals	747	955	-22%
372	261	446	-17%	• Marketing & Services	633	778	-19%
3,151	3,327	3,581	-12%	Adjusted net income	6,478	7,279	-11%
1.38	1.46	1.57	-12%	Adjusted fully-diluted earnings per share (dollars)	2.84	3.20	-11%
1.00	1.07	1.21	-17%	Adjusted fully-diluted earnings per share (euro)	2.07	2.44	-15%
2,281	2,277	2,274	—	Fully-diluted weighted-average shares (millions)	2,279	2,272	—
3,104	3,335	3,364	-8%	Net income (Group share)	6,439	5,312	+21%
8,723	5,865	7,459	+17%	Investments[6]	14,588	15,363	-5%
631	1,840	1,750	-64%	Divestments	2,471	2,563	-4%
7,966	4,025	5,716	+39%	Net investments[7]	11,991	12,336	-3%
5,277	5,338	4,838	+9%	Cash flow from operations	10,615	9,751	+9%
5,931	6,204	6,625	-10%	Adjusted cash flow from operations	12,135	13,380	-9%

• Highlights since the beginning of the second quarter 20148

•	Started up the deep-offshore CLOV oil field in Angola

•	Launched the developments of Kaombo in ultra-deep offshore Angola and Edradour in the West of Shetland area of the UK

•	Discovered oil on Ivory Coast deep-offshore block CI-514

•	Acquired a 60% interest in the Glenlivet gas field in the West of Shetland area of the UK

•	Announced the sales of the Group’s interests in the Shah Deniz field in Azerbaijan and coal mines in South Africa

•	Announced agreements to sell Totalgaz and CCP Composites

•	Signed an agreement for long-term sales of LNG to Singapore

[5]	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. Adjusted cash flow from operations is defined as cash flow from operations before changes in working capital at replacement cost; adjustment items are on page 16 and the inventory valuation effect is explained on page 13.
[6]	Including acquisitions.
[7]	Net investments = investments including acquisitions — asset sales — other transactions with non-controlling interests.
[8]	Certain transactions referred to in the highlights are subject to approval by authorities or to other conditions as per the agreements.

• Second quarter 2014 results

• Net operating income from business segments

In the second quarter 2014, the Brent price averaged 109.7 $/b, an increase of 7% compared to the second quarter 2013 and 1% compared to the first quarter 2014. The Group’s European refining margin indicator (ERMI) averaged 10.9 $/t compared to 24.1 $/t in the second quarter 2013 and 6.6 $/t in the first quarter 2014.

The effective tax rate9 for the business segments was 48.8% in the second quarter 2014 compared to 53.2% in the second quarter 2013, reflecting mainly the benefit of tax allowances in the UK.

Adjusted net operating income from the business segments was 3,824 M$ in the second quarter 2014 compared to 4,005 M$ in the second quarter 2013, a decrease of 5% mainly due to weaker performance from Refining & Chemicals, which faced a deteriorated refining environment in Europe, and less favorable conditions for certain Marketing & Services activities. In the Upstream, adjusted net operating income was stable despite a high level of maintenance, notably thanks to a lower effective tax rate this quarter.

• Net income (Group share)

Adjusted net income was 3,151 M$ compared to 3,581 M$ in the second quarter 2013, a decrease of 12%.

Adjusted net income excludes the after-tax inventory effect, the effect of changes in fair value and special items10:

•	The after-tax inventory effect had a positive impact on net income of 80 M$ in the second quarter 2014 compared to a negative impact of 525 M$ in the second quarter 2013.

•	Changes in fair value had a negative impact on net income of 29 M$ in the second quarter 2014 compared to a negative impact of 31 M$ in the second quarter 2013.

•	Special items[11] had a negative impact on net income of 98 M$ in the second quarter 2014 compared to a positive impact of 339 M$ in the second quarter in 2013.

Net income (Group share) was 3,104 M$ compared to 3,364 M$ in the second quarter 2013.

The effective tax rate for the Group was 55.1% in the second quarter 2014 compared to 55.3% in the second quarter 2013.

On June 30, 2014, there were 2,284 million fully-diluted shares compared to 2,277 million shares on June 30, 2013.

Adjusted fully-diluted earnings per share, based on 2,281 million fully-diluted weighted-average shares, was $1.38 compared to $1.57 in the second quarter 2013.

Expressed in euro, adjusted fully-diluted earnings per share was €1.00, a 17% decrease.

[9]	Defined as: (tax on adjusted net operating income) / (adjusted net operating income—income from equity affiliates—dividends received from investments + tax on adjusted net operating income).
[10]	Detail shown on page 13.
[11]	Detail shown on page 16.

• Investments — divestments12

Investments, excluding acquisitions and including changes in non-current loans, were 7.2 B$ in the second quarter 2014, an increase of 12% compared to 6.4 B$ in the second quarter 2013.

Acquisitions were 1,100 M$ in the second quarter 2014, essentially comprised of the acquisition of an interest in the Elk and Antelope discoveries in Papua New Guinea, the acquisition of additional Novatek13 shares and the carry on the Utica gas and condensate field in the United States.

Asset sales in the second quarter 2014 were 201 M$.

Net investments14 were 8.0 B$ in the second quarter 2014 compared to 5.7 B$ in the second quarter 2013.

The sale of Usan was not completed with Sinopec. The Group is actively pursuing the sale process for this asset.

• Cash flow

Cash flow from operations was 5,277 M$ in the second quarter 2014, an increase of 9% compared to the second quarter 2013.

Adjusted cash flow from operations15 was 5,931 M$ in the second quarter 2014, a decrease of 10% compared to the second quarter 2013.

The Group’s net cash flow16 in the second quarter 2014 was negative 2,689 M$ compared to negative 878 M$ in the second quarter 2013, reflecting essentially an increase in net investments between the two periods.

The net-debt-to-equity ratio was 27.1% on June 30, 2014, compared to 23.5% on March 31, 2014, and 27.6% on June 30, 201317.

[12]	Detail shown on page 17.
[13]	The Group’s interest in Novatek was 18.0% at June 30, 2014.
[14]	Net investments = investments including acquisitions and changes in non-current loans — asset sales — other transactions with non-controlling interests.
[15]	Cash flow from operations at replacement cost before changes in working capital.
[16]	Net cash flow = cash flow from operations — net investments (including other transactions with non-controlling interests).
[17]	Detail shown on page 18.

• First half 2014 results

• Net operating income from business segments

In the first half 2014, the price of Brent averaged 108.9 $/b compared to 107.5 $/b in the first half 2013. The ERMI was 8.7 $/t compared to 25.5 $/t in the first half 2013.

The effective tax rate18 for the business segments was 52.5% in the first half 2014 compared to 56.0% in the first half 2013, reflecting mainly the benefit of tax allowances in the UK.

Adjusted net operating income from the business segments was 7,523 M$ in the first half 2014 compared to 8,031 M$ in the first half 2013, a decrease of 6% that was mainly due to the weaker performance of the downstream in a much weaker European refining environment. In the Upstream, adjusted net operating income was stable despite a high level of maintenance, notably thanks to a lower effective tax rate this half.

• Net income (Group share)

Adjusted net income was 6,478 M$ compared to 7,279 M$ in the first half 2013, a decrease of 11%.

Adjusted net income excludes the after-tax inventory effect, the effect of changes in fair value and special items19:

•	The after-tax inventory effect had a negative impact on net income of 57 M$ in the first half 2014 compared to negative impact of 593 M$ in the first half 2013.

•	Changes in fair value had a negative impact on net income of 8 M$ in the first half 2014 compared to a negative impact of 30 M$ in the first half 2013.

•	Special items[20] had a positive impact on net income of 26 M$ in the first half 2014, including mainly the gain on the sale (partial IPO) of an interest in Gaztransport & Technigaz (GTT) partially offset by the impairment of the Shtokman project in Russia. Special items had a negative impact on net income of 1,344 M$ in the first half 2013.

Net income (Group share) was 6,439 M$ compared to 5,312 M$ in the first half 2013.

The effective tax rate for the Group was 56.5% in the first half 2014 compared to 57.4% in the first half 2013, reflecting mainly the benefit of tax allowances in the UK, and, effective January 1, 2014, due to its fiscal situation in France, the Group is no longer recognizing the benefit of tax credits related to net operating losses in France.

On June 30, 2014, there were 2,284 million fully-diluted shares compared to 2,277 million shares on June 30, 2013.

Adjusted fully-diluted earnings per share, based on 2,279 million fully-diluted weighted-average shares, was $2.84 in the first half 2014 compared to $3.20 in the first half 2013.

Expressed in euro, adjusted fully-diluted earnings per share was €2.07, a decrease of 15%.

[18]	Defined as: (tax on adjusted net operating income) / (adjusted net operating income—income from equity affiliates — dividends received from investments + tax on adjusted net operating income).
[19]	Detail shown on page 13.
[20]	Detail shown on page 16.

• Investments — divestments21

Investments, excluding acquisitions and including changes in non-current loans, were 12.4 B$ in the first half 2014, a decrease of 4% compared to 12.9 B$ in the first half 2013.

Acquisitions were 1,399 M$ in the first half 2014, essentially comprised of the acquisition of an interest in the Elk and Antelope discoveries in Papua New Guinea, the acquisition of additional Novatek22 shares and the carry on the Utica gas and condensate field in the United States.

Asset sales in the first half 2014 were 1,677 B$, essentially comprised of the sale of block 15/06 in Angola and the sale (partial IPO) of an interest in Gaztransport & Technigaz (GTT).

Net investments23 were 12.0 B$ in the first half 2014, compared to 12.3 B$ in the first half 2013.

The sale of Usan was not completed with Sinopec. The Group is actively pursuing the sale process for this asset.

• Cash flow

Cash flow from operations was 10,615 M$ in the first half 2014, an increase of 9% compared to the first half 2013.

Adjusted cash flow from operations24 was 12,135 M$, a decrease of 9% compared to the first half 2013.

The Group’s net cash flow25 was negative 1,376 M$ compared to negative 2,585 M$ in the first half 2013, reflecting essentially a decrease in investments and an increase in cash flow between the two periods.

The net-debt-to-equity ratio was 27.1% on June 30, 2014, compared to 27.6% on June 30, 201326.

[21]	Detail shown on page 17.
[22]	The Group’s interest in Novatek was 18.0% at June 30, 2014
[23]	Net investments = investments including acquisitions and changes in non-current loans – asset sales – other transactions with non-controlling interests.
[24]	Cash flow from operations at replacement cost before changes in working capital.
[25]	Net cash flow = cash flow from operations — net investments (including other transactions with non-controlling interests).
[26]	Detail shown on page 18.

• Analysis of business segment results

Upstream

• Environment — liquids and gas price realizations*

2Q14	1Q14	2Q13	2Q14 vs 2Q13		1H14	1H13	1H14 vs 1H13
109.7	108.2	102.4	+7%	Brent ($/b)	108.9	107.5	+1%
103.0	102.1	96.6	+7%	Average liquids price ($/b)	102.5	101.7	+1%
6.52	7.06	6.62	-2%	Average gas price ($/Mbtu)	6.80	6.97	-2%
73.1	73.4	69.8	+5%	Average hydrocarbon price ($/boe)	73.2	73.6	-1%

*	consolidated subsidiaries, excluding fixed margins

• Production

2Q14	1Q14	2Q13	2Q14 vs 2Q13	Hydrocarbon production	1H14	1H13	1H14 vs 1H13
2,054	2,179	2,290	-10%	Combined production (kboe/d)	2,116	2,306	-8%
984	1,031	1,160	-15%	• Liquids (kb/d)	1,007	1,176	-14%
5,867	6,268	6,169	-5%	• Gas (Mcf/d)	6,066	6,153	-1%

Hydrocarbon production was 2,054 thousand barrels of oil equivalent per day (kboe/d) in the second quarter 2014, a decrease of 10% compared to the second quarter 2013, essentially due to the following :

•	-6.5% for changes in the portfolio, essentially the expiration of the ADCO license in the United Arab Emirates;

•	-0.5% for security conditions which improved in Nigeria but deteriorated in Libya; and

•	-3% for the normal production decline and the high level of planned maintenance, partially offset by the ramp up on new projects.

Excluding the ADCO license, which expired in January 2014, hydrocarbon production in the second quarter 2014 decreased by 4% and 5% compared to the second quarter 2013 and first quarter 2014, respectively.

In the first half 2014, hydrocarbon production was 2,116 kboe/d, a decrease of 8% compared to the first half 2013, essentially due to the following :

•	-5.5% for changes in the portfolio, essentially the expiration of the ADCO license in the United Arab Emirates;

•	-1% for security conditions in Libya and Nigeria; and

•	-1.5% for the normal production decline and the high level of planned maintenance, partially offset by the ramp up on new projects.

In the first half 2014, excluding the ADCO license, hydrocarbon production decreased by 3% compared to the first half 2013.

• Results

2Q14	1Q14	2Q13	2Q14 vs 2Q13	In millions of dollars	1H14	1H13	1H14 vs 1H13
4,810	5,501	5,621	-14%	Adjusted operating income*	10,311	12,170	-15%
3,051	3,092	3,041	-	Adjusted net operating income*	6,143	6,298	-2%
769	733	687	+12%	includes income from equity affiliates	1,502	1,524	-1%
7,999	5,311	6,603	+21%	Investments	13,310	13,544	-2%
568	1,799	1,456	-61%	Divestments	2,367	2,174	+9%
4,805	3,811	2,764	+74%	Cash flow from operations	8,616	8,245	+4%
4,841	5,133	5,595	-13%	Adjusted cash flow from operations	9,974	11,123	-10%

*	detail of adjustment items shown in the business segment information annex to financial statements.

Adjusted net operating income from the Upstream segment was 3,051 M$ in the second quarter 2014, stable compared to the second quarter 2013. The negative impact of the decrease in hydrocarbon production and the increase in costs due to the high level of planned maintenance was offset mainly by the higher realized price for liquids and the lower tax rate.

The effective tax rate for the Upstream segment was 52.3% compared to 58.2% in the second quarter 2013. This decrease is mainly due to tax allowances in the UK, notably on the Laggan field, recognized in the second quarter 2014.

Adjusted net operating income from the Upstream segment in the first half 2014 was 6,143 M$ compared to 6,298 M$ in the first half 2013, a decrease of 2% reflecting essentially the lower production and higher costs due to the high level of planned maintenance, partially offset by the lower tax rate.

The return on average capital employed (ROACE27) for the Upstream segment was 13% for the twelve months ended June 30, 2014, compared to 13% for the twelve months ended March 31, 2014, and 14% for the full-year 2013.

[27]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 19.

Refining & Chemicals

• Refinery throughput and utilization rates*

2Q14	1Q14	2Q13	2Q14 vs 2Q13		1H14	1H13	1H14 vs 1H13
1,622	1,700	1,772	-8%	Total refinery throughput (kb/d)	1,662	1,769	-6%
634	617	729	-13%	• France	626	678	-8%
695	787	781	-11%	• Rest of Europe	741	824	-10%
293	296	262	+12%	• Rest of world	295	267	+10%
				Utilization rates**
72%	77%	83%	—	• Based on crude only	72%	83%	—
74%	83%	87%	—	• Based on crude and other feedstock	76%	86%	—

*	includes share of Total Erg. Results for refineries in South Africa, French Antilles and Italy are reported in the Marketing & Services segment.

**	based on distillation capacity at the beginning of the year.

In the second quarter 2014, refinery throughput decreased by 8% compared to the second quarter 2013, reflecting essentially the turnarounds at Leuna and Vlissingen as well as voluntary shutdowns in response to weak refining margins in Europe. Included in June are the first runs from the new Satorp refinery, where all the units are now operational.

In the first half 2014, refinery throughput decreased by 6% compared to the first half 2013, reflecting essentially the turnarounds at Grandpuits, Leuna and Vlissingen, as well as voluntary shutdowns in response to weak refining margins in Europe.

• Results

2Q14	1Q14	2Q13	2Q14 vs 2Q13	In millions of dollars (except the ERMI)	1H14	1H13	1H14 vs 1H13
10.9	6.6	24.1	-55%	European refining margin indicator — ERMI ($/t)	8.7	25.5	-66%
368	328	520	-29%	Adjusted operating income*	696	958	-27%
401	346	518	-23%	Adjusted net operating income*	747	955	-22%
174	139	146	+18%	• contribution of Specialty chemicals**	313	265	+18%
475	250	499	-5%	Investments	725	1,202	-40%
15	11	272	-94%	Divestments	26	308	-92%
(133)	1,593	1,713	na	Cash flow from operations	1,460	1,331	+10%
683	617	800	-15%	Adjusted cash flow from operations	1,300	1,441	-10%

*	detail of adjustment items shown in the business segment information annex to financial statements.
**	Hutchinson, Bostik, Atotech.

The ERMI averaged 10.9 $/t in the second quarter 2014, a decrease of 55% compared to the second quarter 2013. Petrochemical margins remained high in the United States but retreated in Europe and Asia.

Adjusted net operating income from the Refining & Chemicals segment was 401 M$ in the second quarter 2014, compared to 518 M$ in the second quarter 2013, reflecting essentially the deterioration of the European refining environment, partially offset by the ongoing implementation of synergy and efficiency plans between the two periods.

Adjusted net operating income from the Refining & Chemicals segment for the first half 2014 was 747 M$, a decrease of 22% compared to the first half 2013, reflecting essentially the strong deterioration of the European refining environment.

The ROACE28 for the Refining & Chemicals segment was 8% for the twelve months ended June 30, 2014, compared to 9% for the twelve months ended March 31, 2014, and 9% for the full-year 2013.

Marketing & Services

• Refined product sales

2Q14	1Q14	2Q13	2Q14 vs 2Q13	Sales in kb/d*	1H14	1H13	1H14 vs 1H13
1,102	1,058	1,150	-4%	Europe	1,080	1,129	-4%
731	593	633	+15%	Rest of world	662	620	+7%
1,833	1,651	1,783	+3%	Total Marketing & Services sales	1,742	1,749	—

*	excludes trading and bulk Refining sales, includes share of TotalErg

In the second quarter 2014, sales increased by 3% compared to the second quarter last year, mainly due to higher network sales, particularly in Africa, Middle East and Europe, partially offset by lower sales of domestic fuels and LPGs.

Sales volumes for the first half 2014 were stable compared to the first half 2013, due to the offsetting effects of a 4% decrease in European sales and net growth outside of Europe, particularly in the Americas and Middle East.

• Results

2Q14	1Q14	2Q13	2Q14 vs 2Q13	In millions of dollars	1H14	1H13	1H14 vs 1H13
28,213	26,470	26,851	+5%	Sales	54,683	54,583	-
405	353	567	-29%	Adjusted operating income*	758	1,083	-30%
372	261	446	-17%	Adjusted net operating income*	633	778	-19%
(8)	28	—	na	contribution of New Energies	20	(17)	na
203	276	318	-36%	Investments	479	564	-15%
28	26	16	+75%	Divestments	54	66	-18%
304	89	542	-44%	Cash flow from operations	393	422	-7%
551	379	704	-22%	Adjusted cash flow from operations	930	1,255	-26%

*	detail of adjustment items shown in the business segment information annex to financial statements.

[28]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 19.

The Marketing & Services segment’s sales were 28 B$ in the second quarter 2014, an increase of 5% compared to the second quarter 2013.

Adjusted net operating income from the Marketing & Services segment was 372 M$ in the second quarter 2014, a decrease of 17% compared to the second quarter 2013, reflecting in particular less favorable margins in Europe related to weather conditions.

Adjusted net operating income from the Marketing & Services segment in the first half 2014 was 633 M$, a decrease of 19% compared to the first half 2013, essentially due to the impact of weather conditions on sales and a less favorable trend in European margins, partially offset by a global increase in the marketing of petroleum products in growing markets.

The ROACE29 for the Marketing & Services segment was 14% for the twelve months ended June 30, 2014, compared to 15% for the twelve months ended March 31, 2014, and 16% for the full-year 2013.

[29]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 19.

• TOTAL S.A. parent company accounts

Net income for TOTAL S.A., the parent company, was 3,397 M€ in the first half 2014, compared to 3,876 M€ in the first half 2013.

• Summary and outlook

The ROACE30 for the Group for the twelve months ended June 30, 2014, was 12%. This compares with 12% for the twelve months ended March 31, 2014, and 13% for the full-year 2013.

Return on equity for the twelve months ended June 30, 2014, was 14%.

In the Upstream, before the end of this year, CLOV should reach its production plateau of 160 kb/d, and the Group should start up Laggan-Tormore and Ofon Phase 2. In exploration, results are expected in the coming months from high-potential wells currently drilling in Angola’s Kwanza basin, in South Africa and in Indonesia.

In the downstream, all of the units at the Satorp refinery in Saudi Arabia are operational. Since the start of the third quarter 2014, European refining margins have improved compared to the very low levels in the first half 2014, but remain very volatile.

Several asset sales have been announced this year, and, as they are closed, the program total will be well within the objective of $15-20 billion for the 2012-14 period.

In addition, all of the teams are involved in the finalization of the announced cost reduction plan, which will be presented at the Investors’ day on September 22, 2014.

As approved by the Board of Directors on April 29, 2014, Total will pay a first quarter 2014 interim dividend of 0.61 €/share on September 26, 2014.

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To listen to CFO Patrick de La Chevardière’s conference call with financial analysts today at 14:00 (London time) please log on to www.total.com or call +44 (0)203 364 5196 in Europe or +1 855 255 3886 in the United States. For a replay, please consult the website or call +44 (0)203 367 9460 in Europe or +1 877 642 3018 in the United States (code: 288310).

[30]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 19.

This document does not constitute the Financial Report for the first half which will be separately published, in accordance with article L.451-1-2 III of the French Code monétaire et financier, and is available on the Total website www.total.com.

This press release presents the first half 2014 results from the consolidated financial statements of TOTAL S.A. as of June 30, 2014. The notes to these consolidated financial statements (unaudited) are available on the TOTAL web site (www.total.com).

This document may contain forward-looking information on the Group (including objectives and trends), as well as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business, strategy and plans of TOTAL. These data do not represent forecasts within the meaning of European Regulation No. 809/2004.

Such forward-looking information and statements included in this document are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future, and are subject to a number of risk factors that could lead to a significant difference between actual results and those anticipated, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Neither TOTAL nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Further information on factors, risks and uncertainties that could affect the Company’s financial results or the Group’s activities is provided in the most recent Registration Document filed by the Company with the French Autorité des Marchés Financiers and annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”).

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL. Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods. These adjustment items include:

(i)	Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differentials between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects for some transactions differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Euro amounts presented herein represent dollar amounts converted at the average euro-dollar exchange rate for the applicable period and are not the result of financial statements prepared in euros.

Cautionary Note to U.S. Investors — The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File N° 1-10888, available from us at 2, Place Jean Millier — Arche Nord Coupole/Regnault — 92078 Paris-La Défense Cedex, France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.

Operating information by segment

for the second quarter and first half 2014

• Upstream

2Q14	1Q14	2Q13	2Q14 vs 2Q13	Combined liquids and gas production by region (kboe/d)	1H14	1H13	1H14 vs 1H13
329	394	383	-14%	Europe	361	388	-7%
618	655	688	-10%	Africa	637	690	-8%
380	405	527	-28%	Middle East	393	535	-27%
91	82	70	+30%	North America	86	71	+21%
157	159	171	-8%	South America	158	172	-8%
238	242	229	+4%	Asia-Pacific	240	232	+3%
241	242	222	+9%	CIS	241	218	+11%
2,054	2,179	2,290	-10%	Total production	2,116	2,306	-8%
544	583	678	-20%	Includes equity affiliates	563	679	-17%

2Q14	1Q14	2Q13	2Q14 vs 2Q13	Liquids production by region (kb/d)	1H14	1H13	1H14 vs 1H13
159	172	154	+3%	Europe	165	160	+3%
482	508	542	-11%	Africa	495	547	-10%
190	203	320	-41%	Middle East	197	324	-39%
40	34	27	+48%	North America	37	27	+37%
50	50	55	-9%	South America	50	56	-11%
29	30	29	—	Asia-Pacific	29	30	-3%
34	34	33	+3%	CIS	34	32	+6%
984	1,031	1,160	-15%	Total production	1,007	1,176	-14%
197	208	323	-39%	Includes equity affiliates	202	324	-38%

2Q14	1Q14	2Q13	2Q14 vs 2Q13	Gas production by region (Mcf/d)	1H14	1H13	1H14 vs 1H13
936	1,215	1,285	-27%	Europe	1,075	1,250	-14%
710	748	741	-4%	Africa	729	724	+1%
1,042	1,104	1,105	-6%	Middle East	1,073	1,135	-5%
285	266	242	+18%	North America	276	246	+12%
601	609	649	-7%	South America	605	643	-6%
1,188	1,202	1,121	+6%	Asia-Pacific	1,194	1,136	+5%
1,105	1,124	1,026	+8%	CIS	1,114	1,019	+9%
5,867	6,268	6,169	-5%	Total production	6,066	6,153	-1%
1,895	2,029	1,900	—	Includes equity affiliates	1,962	1,911	+3%

2Q14	1Q14	2Q13	2Q14 vs 2Q13	Liquefied natural gas	1H14	1H13	1H14 vs 1H13
2.93	3.12	2.89	+1%	LNG sales* (Mt)	6.05	5.82	+4%

*	sales, Group share, excluding trading; 2013 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2013 SEC coefficient.

• Downstream (Refining & Chemicals and Marketing & Services)

2Q14	1Q14	2Q13	2Q14 vs 2Q13	Refined product sales by region (kb/d)*	1H14	1H13	1H14 vs 1H13
2,017	2,005	2,074	-3%	Europe**	2,011	2,077	-3%
587	475	442	+33%	Africa	531	445	+19%
643	474	544	+18%	Americas	559	513	+9%
611	573	520	+18%	Rest of world	592	513	+15%
3,858	3,528	3,580	+8%	Total consolidated sales	3,693	3,547	+4%
576	634	635	-9%	Includes bulk sales	605	629	-4%
1,449	1,243	1,162	+25%	Includes trading	1,346	1,169	+15%

*	includes share of Total Erg.
**	restated historical amounts.

Adjustment items

• Adjustments to operating income

2Q14	1Q14	2Q13	In millions of dollars	1H14	1H13
(62)	(115)	(49)	Special items affecting operating income	(177)	(56)
—	—	—	• Restructuring charges	—	(2)
(40)	—	—	• Impairments	(40)	(5)
(22)	(115)	(49)	• Other	(137)	(49)
117	(181)	(762)	Pre-tax inventory effect: FIFO vs. replacement cost	(64)	(878)
(36)	26	(42)	Effect of changes in fair value	(10)	(39)
19	(270)	(853)	Total adjustments affecting operating income	(251)	(973)

• Adjustments to net income (Group share)

2Q14	1Q14	2Q13	In millions of dollars	1H14	1H13
(98)	124	339	Special items affecting net income (Group share)	26	(1,344)
—	599	372	• Gain (loss) on asset sales	599	(1,274)
(5)	—	—	• Restructuring charges	(5)	(33)
(76)	(350)	—	• Impairments	(426)	(4)
(17)	(125)	(33)	• Other	(142)	(33)
80	(137)	(525)	After-tax inventory effect : FIFO vs. replacement cost	(57)	(593)
(29)	21	(31)	Effect of changes in fair value	(8)	(30)
(47)	8	(217)	Total adjustments affecting net income	(39)	(1,967)

Effective tax rates

2Q14	1Q14	2Q13	Effective tax rate*	1H14	1H13
52.3%	59.5%	58.2%	Upstream	56.3%	60.6%
55.1%	57.7%	55.3%	Group	56.5%	57.4%

*	tax on adjusted net operating income / (adjusted net operating income — income from equity affiliates — dividends received from investments + tax on adjusted net operating income).

Investments — Divestments

2Q14	1Q14	2Q13	2Q14 vs 2Q13	Expressed in millions of dollars	1H14	1H13	1H14 vs 1H13
7,193	5,202	6,449	+12%	Investments excluding acquisitions	12,395	12,864	-4%
362	319	518	-30%	• Capitalized exploration	681	996	-32%
1,075	261	367	x3	• Increase in non-current loans	1,336	991	+35%
(430)	(364)	(357)	+20%	• Repayment of non-current loans	(794)	(616)	+29%
1,100	299	653	+68%	Acquisitions	1,399	1,883	-26%
201	1,476	1,393	-86%	Asset sales	1,677	1,947	-14%
126	—	(7)	na	Other transactions with non-controlling interests	126	464	-73%
7,966	4,025	5,716	+39%	Net investments*	11,991	12,336	-3%

*	Net investments = investments including acquisitions — asset sales — other transactions with non-controlling interests.

Net-debt-to-equity ratio

in millions of dollars	6/30/2014	3/31/2014	6/30/2013
Current borrowings	13,525	11,676	13,119
Net current financial assets	(531)	(522)	(609)
Net financial assets classified as held for sale	(62)	(17)	1,014
Non-current financial debt	39,433	37,506	29,557
Hedging instruments of non-current debt	(1,973)	(1,758)	(1,708)
Cash and cash equivalents	(22,166)	(22,787)	(15,118)
Net debt	28,226	24,098	26,255
Shareholders’ equity	102,872	103,136	94,790
Estimated dividend payable	(1,894)	(3,817)	(1,750)
Non-controlling interests	3,344	3,248	2,225
Equity	104,322	102,567	95,265
Net-debt-to-equity ratio	27.1%	23.5%	27.6%

2014 sensitivities*

	Scenario	Change	Impact on adjusted operating income (e)	Impact on adjusted net operating income (e)
Dollar	1.30 $/€	+0.1 $ per €	-0.7 B$	-0.3 B$
Brent	100 $/b	+1 $/b	+0.30 B$	+0.15 B$
European refining margin index (ERMI)	30 $/t	+1 $/t	+0.08 B$	+0.05 B$

*	Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Following the change to dollar-denominated reporting, effective January 1, 2014, the €-$ sensitivity has been changed. The impact of the €-$ sensitivity on operating income and on net operating income is 60% and 80% attributable to the Refining & Chemicals segment, respectively.

Sensitivities are estimates based on assumptions about the Group’s portfolio in 2014. Actual results could vary significantly from estimates based on the application of these sensitivities.

Return on average capital employed

• Twelve months ended June 30, 2014

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	12,295	1,649	1,409	14,431
Capital employed at 6/30/2013*	91,097	20,924	9,838	118,852
Capital employed at 6/30/2014*	103,572	19,265	10,324	129,967
ROACE	12.6%	8.2%	14.0%	11.6%

• Twelve months ended March 31, 2014

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	12,285	1,766	1,483	14,863
Capital employed at 3/31/2013*	86,034	21,860	9,610	116,094
Capital employed at 3/31/2014*	97,924	18,516	10,314	126,068
ROACE	13.4%	8.7%	14.9%	12.3%

• Full-year 2013

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	12,450	1,857	1,554	15,230
Capital employed at 12/31/2012*	84,260	20,783	9,232	111,080
Capital employed at 12/31/2013*	95,529	19,752	10,051	122,451
ROACE	13.8%	9.2%	16.1%	13.0%

*	at replacement cost (excluding after-tax inventory effect).